May 31, 2012

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          DST Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 001-14036

Dear Ms. Collins:

DST Systems, Inc. (“we”, “DST” or the “Company”) is pleased to provide the following responses to the Staff’s comment letter dated May 3, 2012 to Mr. Kenneth V. Hager, Chief Financial Officer of DST, with respect to the above-referenced report.

As discussed in our letter to you dated May 8, 2012, we appreciate the additional time in which to submit this response.

In connection with this response, DST acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, each response to the Staff’s comments is preceded by the comment to which it relates.  Page number references are to the pages of the Form 10-K for the year ended December 31, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 87

Comment 1.  We note your disclosure on page 147 that you have not provided taxes on approximately $78.1 million of undistributed earnings of foreign subsidiaries.  Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact, if material, that the repatriation would have on the company’s results of operations and financial condition.  In this regard, we note that this disclosure would illustrate that some cash and cash equivalents are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation.  To the extent that the majority of such funds are held in certain countries, revise to disclose the names of such countries.  Refer to Item 303(A)(1) of Regulation S-K and Section IV of SEC Release 34-8350.

Response:  We have reviewed the disclosure requirements of Item 303(A)(1) of Regulation S-K and Section IV of SEC Release 34-8350 and believe our disclosures are adequate.

In accordance with ASC 740, Income Taxes, the Company disclosed on page 147 of its 2011 Form 10-K filing that there was $78.1 million of accumulated undistributed earnings of foreign subsidiaries (excluding India) at December 31, 2011.  On page 146 of the same filing the Company disclosed that it had approximately $64.6 million of net operating loss carryforwards as of December 31, 2011 in foreign jurisdictions.   Our interpretation of the ASC 740 disclosure requirements is that the accumulated undistributed earnings amount is computed without regard to operating losses originating in different years or from different foreign jurisdictions, and accordingly the amounts should not be netted.  At December 31, 2011, the Company had approximately $20.3 million of cash held in three principal foreign locations that was subject to indefinite reinvestment:  $4.9 million in Australia, $2.7 million in Canada and $12.7 million in the United Kingdom.  These cash balances have been designated to fund international operating working capital needs, debt repayments on third party and inter-company loans, capital expenditures and investments in the underlying international businesses.  The Company does not intend to repatriate this cash back to the United States in the form of a dividend or other transaction in which the Company would pay taxes on repatriation.  The Company does not believe the amount of foreign cash at December 31, 2011 was material to the consolidated financial position or domestic liquidity needs of the Company.  We expect to fund our future cash needs with existing domestic cash balances and other current assets, together with cash provided by domestic operating activities and, as necessary, the Company’s revolving credit facilities.  Further, the Company believes that its short-term liquidity may be increased, if necessary, by monetizing available-for-sale securities, which were $773.0 million at December 31, 2011.

The Company has inter-company loans extended by the domestic portion of our business to the international portion of our business.  The majority of these inter-company balances originated from the U.S. operations funding international acquisitions.  The Company believes it could return this foreign cash to the U.S. through payment of inter-company loans and not pay any taxes upon the repayment of the inter-company loans.

Notes to Consolidated Financial Statements

Note 2.  Significant Accounting Policies

Revenue recognition, page 113

Comment 2.  We note you state on page 114 that new revenue recognition guidance on multiple element arrangements was adopted by the company on January 1, 2011 and it did not have a significant impact to the company’s results.  Please tell us what percentage of your revenue is generated by multiple element arrangements under the scope of this new guidance and describe the elements that are typically bundled together in your arrangements.  If material, also tell us how often you allocate consideration from these arrangements based on vendor specific objective evidence, third party evidence and best estimated selling price as prescribed by ASC 605-25-30-2.  Further, if you rely on best estimated selling price tell us how you determine such amounts and what market and entity-specific factors you consider.  Lastly, to the extent multiple element arrangements are significant to your operations, tell us your consideration in expanding your disclosures in future filings to incorporate this additional information.

Response:  The Company derives over 90% of its revenues as a result of providing processing and services under contracts.  The Company performs these contracted services on a daily basis, but bills for these services monthly.  It is not uncommon for the Company to have contracts that provide for the provisioning of multiple elements; however, these elements are generally delivered on a daily basis, and the resulting billing is a result of the activities for the month.  Fees under DST’s processing contracts are based on an agreed upon unit of measure applicable to the nature of service being provided (i.e. accounts, participants, insured members, workstations, internet transactions, processed claims, images produced, packages mailed and images hosted), which is then multiplied by a stated rate for the unit.  The volume of units processed will vary from month to month at the discretion of our customer who controls the amount, if any, of each deliverable consumed during a given month.  Undelivered elements under these processing service arrangements are not common. The most common element that falls outside of the normal monthly processing activity is professional services (consulting, development, training and implementation activities).  Professional service revenues represent less than 6% of the Company’s consolidated total revenues.  The Company’s standard business practice is to bill monthly for professional services on a time and materials basis.  In some cases the Company bills a fixed fee for professional services.  For fixed fee arrangements, the Company recognizes revenue on a “percentage of completion” basis.

The Company derives less than 10% of its revenues from licensing products.  Perpetual software license revenues are recognized at the time the contract is signed, the software is delivered and no future software obligations exist.  Deferral of software license revenue billed results from delayed payment provisions, disproportionate discounts between the license and other services or the inability to unbundle certain services.  Term software license revenues are recognized ratably over the term of the license agreement.  Allocation of revenue across multiple elements such as licensing, consulting and development, and maintenance and support are done in accordance with ACS 985, Software.

Prior to January 1, 2011, the Company followed the guidance in Emerging Issues Task Force (EITF) Issue 00-21, Revenue Arrangements With Multiple Deliverables for its processing and service arrangements. The adoption of ASU 2009-13 did not have a material impact on DST’s multiple element contracts because it did not result in any additional elements being identified and there was no material difference resulting from the approach to value the multiple elements.  ASU 2009-13 eliminated the use of the residual method of allocation, but this had minimal impact on DST because of the limited revenue arrangements, prior to the adoption of the new accounting guidance, where using the residual method was necessary.

The Company has provided revenue recognition policies both within Critical Accounting Policies and Estimates (page 58 of the December 31, 2011 Form 10-K) and Note 2 to its Consolidated Financial Statements (page 113 of the same filing). In light of the Staff’s comment, the Company intends to enhance its disclosures related to revenue arrangements with multiple deliverables in future periodic filings with the SEC.  Specifically, the Company intends to enhance its disclosures regarding how arrangement consideration is allocated to the various deliverables as follows:  “For contracts that have multiple elements that may be delivered outside of the normal monthly processing period, an assessment is made of the contract to determine if the deliverables can be divided into more than one unit of accounting.  Once separate units of accounting are determined, the arrangement consideration is allocated at the inception of the arrangement to all deliverables using the relative selling price method.  Relative selling price is obtained from sources such as vendor-specific objective evidence (VSOE), which is based on the separate selling price for that or a similar item or from third-party evidence (TPE) such as how competitors have priced similar items.  If such evidence is unavailable, we use our best estimate of the selling price (BESP), which includes various internal factors such as our pricing strategy and market factors.  It is not common for the Company to use TPE and BESP as VSOE can be established for the majority of DST’s client arrangements.”  This enhanced disclosure will be added to our June 30, 2012 Form 10-Q.

Notes to Consolidated Financial Statements

Note 15. Commitments and Contingencies, page 158

Comment 3.  We note your disclosures regarding the regulatory inquiry on the pharmacy claims processing business and the legal claim regarding the 2001 international software development agreement.  Please clarify whether there is at least a reasonable possibility that losses in excess of the amounts already accrued for the regulatory inquiry or not accrued as it relates to the software agreement claim, may have been incurred.  If there is at least a reasonable possibility that a loss may have been incurred, in your next periodic filing, consider either disclosing an estimate of the additional loss or range of loss for these matters (or, if true, stating that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.

Response:  In accordance with ASC 450, Contingencies, the Company provided disclosures regarding two specific contingencies — a regulatory inquiry on the pharmacy claims processing business and a legal claim regarding a 2001 international software development agreement.  In preparing the December 31, 2011 Form 10-K and the March 31, 2012 Form 10-Q, the Company explored whether there was a reasonable possibility that a loss may have been incurred in excess of what has been recorded in the Company’s financial statements for these matters, and if so what the additional loss or range of loss may be.  In each situation, the Company determined that, based on the stage of each of the proceedings, there was no reasonable basis for estimating possible additional losses or ranges of losses.  However, in light of the Staff’s comment, we added the following disclosure to our March 31, 2012 Form 10-Q as it relates to these items:

Based on the current status of each of the above proceedings, the Company has no basis to make an estimate of possible outcomes or loss ranges beyond what has been disclosed.

We will continue to monitor each of these contingencies and will provide the additional disclosures, if material, once a reasonable basis for the estimates can be made.

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We appreciate the opportunity to provide this response.  If you have any questions or would like to discuss these responses, please call me at 816.435.6535

Very truly yours,

/s/ Kenneth V. Hager
Vice President, Chief Financial Officer and Treasurer

cc:           Mr. Randall D. Young, Esq.

Mr. Gregg Wm. Givens

Mr. Thomas J. Lynn, Esq.

Mr. John Granda, Esq.